Exhibit 4.9

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

NervGen Pharma Corp. (“NervGen” or the “Company”)

112-970 Burrard Street, Unit 1290

Vancouver, BC V6Z 2R4

Item 2.	Date of Material Changes

June 2, 2025

Item 3.	News Releases

A news release announcing the material change was disseminated on June 2, 2025 through Newsfile Corp’s distribution network and a copy filed on NervGen’s SEDAR+ profile at www.sedarplus.ca.

Item 4.	Summary of Material Changes

On June 2, 2025, the Company announced positive topline results from the chronic cohort (1-10 years post injury) of its Phase 1b/2a clinical trial evaluating its lead drug candidate, NVG-291, as a potential treatment for spinal cord injury (SCI). NVG-291 met one of its co-primary endpoints and demonstrated promising changes in “GRASSP” score, a measure designed specifically to assess hand function in individuals with cervical SCI.

Item 5.	Full Description of Material Changes

On June 2, 2025, the Company announced positive topline results from the chronic cohort (1-10 years post injury) of its Phase 1b/2a clinical trial evaluating its lead drug candidate, NVG-291, as a potential treatment for SCI. NVG-291 met one of its co-primary endpoints and demonstrated promising changes in “GRASSP” score, a measure designed specifically to assess hand function in individuals with cervical SCI.

Topline results from the trial support the potential of NVG-291 to promote nervous system repair. The trial met a co-primary endpoint demonstrating improved motor connectivity in individuals with cervical chronic SCI receiving NVG-291 (n=10) compared to placebo (n=10). Data showed that subjects receiving NVG-291 achieved a three-fold increase in the strength of motor connectivity to an important hand muscle (first dorsal interosseus), as measured by change in the normalized motor evoked potentials (MEP) amplitude. (Baseline/Week 12 actual results: 6.207/18.773 for NVG-291 vs. 6.527/7.760 for placebo, p-value 0.0155). The second co-primary endpoint evaluating connectivity in a leg muscle (tibialis anterior) did not achieve statistical significance. The co-primary endpoint approach to the trial design is intended to permit only one of the co-primary endpoints to achieve statistical significance, though with a more rigorous p-value of <0.025 being required.

Positive trends were also seen in the secondary endpoint evaluating the change from baseline in the Graded Redefined Assessment of Strength, Sensation and Prehension (GRASSP) Test, with the strongest improvements being in quantitative prehension. GRASSP is a validated test of hand function, sensation and strength comprised of four tests and is designed specifically to assess hand function in individuals with cervical SCI. The quantitative prehension performance subtests scores an individual’s ability to carry out specific gross or fine motor tasks and requires control, orientation of the hand, strength and endurance. A positive trend, though not sufficient to reach statistical significance, toward improvement in the quantitative prehension score was observed (actual change from baseline at week 12: +3.7 for NVG-291 and +0.4 for placebo; linear mixed effects modeled results: +3.1 for NVG-291 1.0 for placebo group, p= 0.1416); 50% of the individuals receiving NVG-291 vs. 10% in the placebo group had an improvement of at least 4 points.

In a preliminary post hoc analyses, positive trends toward improvement were also seen for changes on the nine-hole peg test (9-HPT), a measure of upper extremity dexterity. Although not statistically significant based on topline analyses, these results in the secondary endpoints warrant further analysis. NervGen did not see any clear effects on changes in the other secondary endpoints of pinch force, 10-meter Walk Test and Upper and Lower Extremity Motor Scores, although additional analyses are ongoing and have the potential to provide additional insights into the data and NVG-291’s therapeutic effects.

The Company believes that the preliminary efficacy signal observed in the chronic cohort in this study supports clinical advancement of NVG-291 in chronic SCI. NVG-291 was generally safe and well tolerated. The most common adverse event was mild/moderate injection site reactions. There were no treatment discontinuations or serious adverse events in the NVG-291 group.

SCI results in a loss of connectivity that sends and receives electrical signals to and from the brain and can cause changes in feeling, movement, strength, and body functions below the site of injury. NVG-291 is a potential first-in-class therapeutic peptide that targets the body’s natural inhibitors of repair. It is thought to promote natural repair processes (such as axonal regeneration, neuroplasticity, and remyelination) to improve the connections disrupted by SCI. Since there are currently no approved pharmaceuticals to enable functional recovery in SCI, NervGen’s study represents a meaningful and significant step forward for the SCI treatment landscape.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

William Adams, Chief Financial Officer

112-970 Burrard Street, Unit 1290

Vancouver, BC V6Z 2R4

Item 9.	Date of Report

June 2, 2025